UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  September 30, 2001

COMMISSION FILE NUMBER:  0-30314

DEALCHECK.COM INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20F or 40F:

Form 20F:     X               Form 40F:  _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

YES:  _____             NO:     X

The number of shares outstanding of the Registrant's common stock as of September 30, 2001 is 4,946,265.

DEALCHECK.COM INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of six months ended September 30, 2001.

INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

Item 1

Legal Proceedings

12
Item 2

Changes in Securities

13
Item 3

Default Upon Senior Securities

13
Item 4

Submissions to a Matter of Vote of Security

13
Item 5

Other Information

13
Signature

13

Index

ITEM I - FINANCIAL STATEMENTS

Dealcheck.com Inc.
Consolidated Financial Sheet
(Canadian Dollars)
September 30, 2001 and 2000

	September 30, 2001	March 31, 2001	September 30, 2000
	(Unaudited)	(Audited)	(Unaudited)
	-------------
-------------	-------------
ASSETS
Current
Cash	$4,577	$40,737	$125,517
Short Term Investments	31,594	38,068	529,623
Advances to directors, non-interest bearing	53,442	73,311	84,503
Accounts Receivable and Prepaid Expenses	380,481	523,303	406,395
	-------------
-------------	-------------
	$470,094	$675,419	$1,146,038
Long-term investments	280,221	58,290	814,445
Product development costs	166,151	134,521	110,908
Capital assets	27,737	40,414	52,535
	-------------
-------------	-------------
	$944,203	$908,644	$2,123,926
	-------------
-------------	-------------
LIABILITIES
Current
Accounts Payable and Accrued Liabilities	$30,861	$64,803	$47,862
Advances from shareholders, non-interest bearing	83,481	84,320	267,522
	-------------
-------------	-------------
	$114,342	$149,123	$336,729
	-------------
-------------	-------------
SHAREHOLDER'S EQUITY
Capital stock	$20,043,426	$19,814,829	$19,660,724
Deficit	(19,213,565)	(19,055,308)	(17,873,527)
	-------------
-------------	-------------
	$829,861	$759,521	$1,787,197
	-------------
-------------	-------------
	$944,203	$908,644	$2,123,926
	-------------
-------------	-------------

Index

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the Six months ended September 30, 2001 and 2000
(Unaudited)

	Three months to	Six months to	Three months to	Six months to
	September 30, 2001	September 30, 2001	September 30, 2000	September 30, 2000
	---------------------	---------------------	---------------------	---------------------
INCOME
Interest	$29	$42	$5,418	$8,638
Net exchange gain	2,698	5,837	23,140	55,581
Operational services	30,000	60,000	-	-
Other Income	-	-	14,877	14,877
	-------------	-------------	-------------	-------------
	$32,727	$65,879	$43,435	$79,096
	-------------	-------------	-------------	-------------
EXPENSES
Travel, promotion and consulting	$67,906	$117,077	$149,867	$312,353
Net loss on investments	-	-	169,705	158,074
Professional fees	19,500	39,059	21,894	39,894
Project development costs	-	300	-	12,000
Bank charges and interest	310	780	3,773	4,235
Rent	10,909	21,863	22,679	30,257
Telephone, Internet and courier	1,453	5,419	2,696	5,906
Transfer agents fees	1,486	3,932	3,718	4,735
Shareholders information	2,540	2,989	5,278	17,316
Amortization	9,187	18,374	6,060	12,120
Office and general
3,968	14,343	10,811	17,629
	-------------	-------------	-------------	-------------
	$117,259	$224,136	$396,481	$614,519
	-------------	-------------	-------------	-------------
Net loss for period	$(84,532)	$(158,257)	$(353,046)	$(535,423)
Deficit at beginning of period	(19,129,033)	(19,055,308)	(17,520,481)	(17,338,104)
	-------------	-------------	-------------	-------------
Deficit at end of period	$(19,213,565)	($19,213,565)	$(17,873,527)	$(17,873,527)
	-------------	-------------	-------------	-------------
Net loss per share	$(0.02)	$(0.03)	$(0.06)	$(0.10)
	-------------	-------------	-------------	-------------

APPROVED ON BEHALF OF THE BOARD

   /s/   Terence Robinson      Director

   /s/   Kam Shah                 Director

Index

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Six Months Ended September, 2001 and 2000
(Unaudited)

	Three months to	Six months to	Three months to	Six months to
	September 30, 2001	September 30, 2001	September 30, 2000	September 30, 2000
	---------------------	---------------------	---------------------	---------------------
OPERATING ACTIVITIES
Net loss	$(84,531)	$(158,257)	$(353,046)	$(535,423)
Amortization	9,187	18,374	6,060	12,120
Promotion costs settled in shares	20,732	20,732	-	-
Write-off of web site development costs	300	300	-	$12,000
Net (gain) loss on investments	-	-	169,705	158,074
Amounts receivable and prepaid expenses	65,436	134,930	21,179	(97,187)
Accounts payable and accrued liabilities	(7,196)	(33,942)	21,345	28,658
	-------------	-------------	-------------	-------------
	$3,928	$(17,863)	$ (134,757)	$(421,758)
	-------------	-------------	-------------	-------------
INVESTING ACTIVITIES
Purchase of capital assets	-	$(353)	-	$(17,850)
Refund of subscription advance	-	-	-	489,173
Investments	-	-	$(189,044)	(120,089)
Web site development costs	$(26,974)	(36,974)	-	(15,000)
	-------------	-------------	-------------	-------------
	$(26,974)	$(37,327)	$(189,044)	$336,234
	-------------	-------------	-------------	-------------
FINANCING ACTIVITIES
Net advances	-	$(839)	$108,589	$(130,424)
Net advances to directors	11,896	19,869	5,490	(84,503)
	-------------	-------------	-------------	-------------
	$11,896	$19,030	$114,079	$(214,927)
	-------------	-------------	-------------	-------------
Increase (decrease) in cash during period	$(11,150)	$(36,160)	$ (209,722)	$(300,451)
Cash at beginning of period	15,727	40,737	335,239	425,968
	-------------	-------------	-------------	-------------
Cash at end of period	$4,577	$4,577	$125,517	$125,517
	-------------	-------------	-------------	-------------

Supplemental disclosure

      Non-cash investing and financing activities

Issuance of restricted shares in settlement of fees	165,853	165,853
Issuance of shares in settlement of expenses	62,744	62,744
Receivable settled by shares	215,431	215,431

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Six months ended September 30, 2001 and 2000
(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all material adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending March 31, 2002.

2.  DIFFERENCE BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THOSE IN THE UNITED STATES

Product Development Costs

The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $195,231 (2000: $550,423). Total assets would be $778,052 (2000: $2,088,926) and deficit would be $19,379,716 (2000: $ 17,908,527).

Investments

Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealized holding gains or losses on trading securities are included in the income. Unrealized holding gains and losses on available-for-sale securities are included in shareholders' equity.
Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealized holding gains and losses are included in shareholders' equity.
No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

Recent Accounting Development

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Six months ended September 30, 2001 and 2000
(Unaudited)

SFAS No. 133 cannot be applied retroactively and must be applied to (a) derivative instruments, and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. This Standard is applicable for the Corporation's 2001 fiscal year onwards. The adoption of SFAS No. 137 had no material impact on its financial position, results of operations or cash flows for the six months ended September 30, 2001.
In July, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations, Statement No. 142, Goodwill and Other Intangible Assets and Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. Under Statement No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. There will be more recognized intangible assets, such as unpatented technology and database content, being separated from goodwill. Those assets will be amortized over their useful lives, other than assets that have an indefinite life. Statement No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Management does not believe the adoption of Statement No. 142 will have a material impact on the financial conditions and results of operations. Statement No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of Statement No. 143 on its financial condition and results of operations.
In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 supersedes the previously issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of Statement No. 144 on its financial condition and results of operations.

3.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.
  Operational service fee income of $60,000 (2000 - Nil) were earned from a shareholder corporation
  Included in consulting fee is $60,000 (2000 - $ 88,703) paid to a shareholder corporation.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Six Months ended September 30, 2001 and 2000
(Unaudited)

  Rent and telephone expense are net of recoveries of $53,770 (2000 - $50,149) from corporations, which share common management and directors.
  Included in professional and consulting fees is $55,200 (2000 - $126,000) paid to directors of the Company.
  Business expenses of $21,638 (2000 - $45,503) were reimbursed to directors of the corporation.

4.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to comply with the current period's presentation.

Index

ITEM II

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in Note 2 to the consolidated (unaudited) financial statements.

Results of Operations

	Three months to	Six Months Ended	September 30
	September 30	2001	2000
	---------------	in 000' CDN$	----------------
Income	33	66	79
Expenses	117	224	615
	---------------	---------------	---------------
Net Loss for period	84	158	535
Deficit at end of period		19,214	17,874
	---------------	---------------	---------------
Income for the six months to September 30, 2001 mainly included operating services fee of $60,000. The fee is charged at the rate of $10,000 per month to a shareholder corporation for management services. Other items include net exchange gain of $5,837. During the six months ended September 30, 2000, the main source of income was an exchange gain of $55,581, which resulted from the decline in the value of Canadian Dollar in comparison to the U.S. Dollar from $1.4494 CDN$ to $1 US at March 31, 2000 to $1.5070 CDN at September 30, 2000. Other income consisted of interest earned of $8,638 and other income of $14,877, which primarily consisted of a facilitation fee received from an investee company.
Income for the three months to September 30, 2001 was $32,727 and primarily consisted of the operational service fee of $30,000 as explained above. The income for the corresponding previous period was $43,435 and consisted mainly of exchange gain of $23,140 and a facilitation fee of $14,877.
Overall expenses have declined significantly by about 64% during the six month period ended September 30, 2001 compared to the same period in the previous year. The expenses declined by 70% during the three month period ended September 30, 2001 compared to the same period in the previous year.
During the six-month to September 30, 2000, the expenses included $158,074 on account of net loss on investments. There was no such loss during the six months to September 30, 2001. During these months, the company focused on spending on its own projects and no new investments were made.

Index
The other major components of expenses are as follows:

Travel, promotion and consulting

	Three months to		Six months ended
	September 30,		September 30,
	2000	2001	2000	2001
	------------------------		-----------------------
Travel, meals and entertainment	7,574	13,754	17,145	41,631
Consulting	39,600	136,113	79,200	270,580
Promotion	20,732	-	20,732	142
	----------	----------	----------	----------
	67,906	149,867	117,077	312,353
	----------	----------	----------	----------
% of operating expenses	58%	67%	52%	69%
Overall expenses have declined in this category because the company focused more on developing own projects than seek out new investment opportunities.
The company did not renew a consulting contract with a shareholder, which expired on September 30, 2000. As a result consulting fee costs for the six months to September 30, 2001 reduced by about $88,000 and by about $44,000 for the three months to September 30, 2001. An investor relation agreement with a private Canadian corporation, which is also a shareholder of the company was renewed for $10,000 CDN per month. Previously, the fee was $10,000 US per month. This resulted in further reduction of consulting fee by about $28,000 for the six months to September 30, 2001 and by $14,000 for the three months to September 30, 2001.
Other consulting fees consisted of $19,200 charged by directors for their services as executives for the six months ended September 30, 2001 compared to $90,000 for the same period in 2000. Their fee for the three months to September 30, 2001 was $9,600 compared to $45,000 for the same period in 2000. The decline is partly due to reduction in executive directors from two in 2000 to one and also due to lower fee charged during the current fiscal year.
On August 15, 2001, the company signed a one-year promotion contract with a non-related corporation for a total fee of $165,853. The fee was settled by issuance of 226,349 common shares of the company. These shares are not yet registered. Fee of $145,121 relating to the period after September 30, 2001 were included as prepaid expenses in the current assets and the balance of $20,732 is included above as promotion costs.

Professional fees

Professional fees for the six months ended September 30, 2001 were $39,058 compared to $36,894 for the same period in 2000. The fee for both the periods mainly consisted of fees paid to a director for providing financial, accounting and corporate services.

Other operating costs

Other operating costs mainly consist of rent, telephones, transfer agents, shareholders information, amortization and office costs.
These costs for the three months ended September 30, 2001 were $29,853 compared to $55,015 for the same period in 2000. The costs for the six months to September 30, 2001 were $67,700 compared to $92,198 for the previous period.

Index
The major reduction was in the shareholder information costs, which included filing fees. These costs declined by about $15,000 in 2001 period. Period 2000 filing costs related mainly to the legal and other costs incurred in connection with the Registration Statement of the Company with SEC.
Overall decline in operating costs reflect the company's efforts at keeping these costs to the minimum.

Liquidity and Capital Requirements

Cash and working capital

Cash on hand at September 30, 2001 was $4,577 compared to $41,000 at March 31, 2001 and $125,517 at September 30, 2000.
Net working capital at September 30, 2001 was approximately $356,000 compared to approximately $800,000 at September 30, 2000.
Significant improvement in the liquidity of the Company at September 30, 2000 was the result of a successful private placement of approx. $3.3 million in the fiscal 2000.
The company generated a net cash of about $162,000 during six months to September 30, 2001 made up of the cash balance at the beginning of the period of $41,000, realization of fiscal 2001 receivable of $101,000 net of settlements of payable and recovery of directors' advances of $20,000. Of these funds, approximately $37,000 was invested in the development project and $120,000 was spent on operations.

Investments

	September 30,	March 31,	September 30,
	2001	2001	2000
	---------------	---------------	---------------
Short term investments	31,594	38,068	529,623
Advances & receivable	433,923	596,614	490,898
Internet projects	166,151	134,521	35,000
Long term investments	280,221	58,290	890,353
	---------------	---------------	---------------
	$ 911,889	$ 827,493	$ 1,945,874
	---------------	---------------	---------------

Short term investments

The company's only investment comprised 80,000 common shares of Mecaserto Inc. bought at a cost of about $165,000US in fiscal 2000. This investment was valued at the market value of $31,594 ($20,000US) and the balance was fully provided at March 31, 2001. Mecaserto is a producer of simulators for radiotherapy machines based in France. Following the management's visit to the company's operations in fiscal 2001, it was concluded to wait until the company was successful in getting listed on Over The Counter Bulletin Board of NASDAQ, when the realization value of the investment is likely to increase.

Advances & receivable

The major items included in this category as at September 30, 2001 are as follows:

Index

a.  Advances to directors $53,442

These advances are non-interest bearing, payable on demand. The advances declined from $84,503 as at September 30, 2000. Approximately $20,000 was repaid since March 31, 2001.

b.  Prepaid expenses $207,865

On August 15, 2001, the company signed a one-year promotion contract with a non-related corporation for a total fee of $165,853. The fee was settled by issuance of 226,349 common shares of the company. These shares are not yet registered. Fee of $145,121 relating to the period after September 30, 2001 were included as prepaid expenses.
The balance of the prepaid expense, $62,744 relate to advances given to a non-related Canadian company for production and distribution of promotional materials. This amount was settled by issuance of 100,000 common shares of the company on September 19, 2001, valued at $0.40US per share, which approximated the market value at that time.

c.  Due from Current Capital Corp. $131,642

Current Capital Corp. is an Ontario private corporation, which is a shareholder of the Company. The balance due resulted from licensing and usage fee and expenses recharge. The balance due at March 31, 2001 was $295,548. Approximately $164,000 was repaid since then.

Internet projects

The following is a summary of the development costs incurred to date by project:
	September 30,	March 31,	September 30,
	2001	2001	2000
	---------------	---------------	---------------
IRCheck Project	16,026	21,370	35,000
Biochex Project	150,125	113,151	75,908
	---------------	---------------	---------------
	166,151	134,521	110,908
	---------------	---------------	---------------
IRCheck Project
The project was completed and launched on March 5, 2001, and involves a web site which provides a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The Web site can be viewed at www.ircheck.com.
The company planned to commence marketing of this facility in the fiscal 2002. However, owing to financial restraints, this has not yet been initiated.
The project cost is amortized over three years as per the company's accounting policy. The amortization cost for the six months ended September 30, 2001 was $5,342.
Biochex Project
During the fiscal 2001, the Company acquired full equity ownership of 1388755 Ontario Inc., which is an Ontario incorporated private company.
1388755 Ontario Inc.'s objective is to innovate and develop cost-effective, secure and portable Internet appliances, with wireless connection to the Web, using the latest technologies for wireless connectivity such as BluetoothTM (short range, low power radio technology), 802.11HR and Wi-Fi.

Index
1388755 Ontario's first project, named "Biochex", is the development of an Internet enabled medical data logging device, that is both wireless and portable.
The following were the major developments on this project since March 31, 2001 -
  The initial beta testing of the first Biochex device was successfully completed in June 2001. The device used Bluetooth chips and a proprietary firmware technology on an electronic stethoscope to successfully test its functionality
  A comprehensive web site for Biochex products and services was launched on November 5, 2001. The web site can be visited at www.biochex.com.
The company has been testing the application of another wireless technology on a much smaller transducer and hopes to complete the beta testing by the end of December 2001.
The commercial launch of this product will depend on the company's ability to attract more funds or other partners with marketing and operational facilities.

Long term Investments

	September 30,	March 31,	September 30,
	2001	2001	2000
	---------------	---------------	---------------
First Empire Entertainment.com Inc.	221,931	-	6,500
Hotlamp Interactive Inc.	55,802	55,802	58,020
Xloom Holdings Inc. /Dataloom Inc.	2,488	2,488	749,925
	---------------	---------------	---------------
	280,221	58,290	814,445
	---------------	---------------	---------------
First Empire Entertainment.com Inc.
The company's original investment in First Empire was 13,000 common shares bought in June 2000. During the year ended March 31, 2001, the company advanced funds to First Empire from time to time under a convertible loan agreement, which allowed the company to convert its loans into common shares of First Empire. On August 9, 2001, the company exercised this option and converted its entire loan balance of $205,479 into 2million common shares of First Empire. The company now holds approximately 29% of equity in First Empire.
First Empire Entertainment.com Inc. is an emerging company in the entertainment industry. The Company is seeking to promote Broadway-bound shows and related merchandise, as well as music, film, and television products and services. First Empire plans to market them through multimedia channels.
First Empire Entertainment.com Inc. is an Ontario reporting issuer, reporting to Ontario Securities Commission. In October 2000, it signed an agreement to purchase all the shares of an Ontario private company, which owned rights to a Broadway musical based on Alexander Dumas' story of the Count of Monte Cristo and titled "Count of Monte Cristo" and held two preview shows of the musical during 2000 and 2001 in Toronto and New York respectively. The company is now seeking to raise more funds to begin commercial production and road shows of the Musical.
First Empire is a related corporation since it has common management and directors.
Effective March 12, 2001, First Empire secured a foreign issuer clearing symbol "FEPRF" on NASD and since then, its shares were thinly traded among the dealers at prices between $6 US to $ 8 US each.
The investment in First Empire was stated at cost as at September 30, 2001. The management

Index
plans to reassess its valuation and accounting treatment more closely during the next quarter.
XLoom Holdings Inc.
The company holds 165,921 common shares in XLoom Holdings Inc., which represent approximately 5% of XLoom Holding Inc.'s equity ownership.
The Annual F-20 report for the fiscal year ended March 31, 2001 filed on August 22, 2001 fully explained the matters concerning dissolution of Dataloom Inc. and the company's participation in XLoom Holdings Inc. which was created to acquire assets of Dataloom Inc.
Since our last reporting, the following new developments were reported by XLoom Holdings Inc. -
  Released version 3.0 of its xFrame software, called "Cayman" in August 2001, to be deployed for the Nikkei Desktop. The new version contains numerous improvements to optimise the product for scalability and performance.
  Made two key appointments to accelerate their product development and sales to US and European markets
  Developed a new Original Equipment Manufacturer (OEM) relationship with Magellan Networks in October 2001. Under the arrangement, Magellan Networks is purchasing xFrame engine of XLoom Holdings Inc. as the core of their new product, called xNode and includes purchase of non-exclusive global OEM rights, work-for-hire consulting and support services and OEM product licensing.
  Average quarterly revenue increased by 248% to $376,000US in the third quarter ended September 30, 2001 compared to an average quarterly revenue of $108,000US for the first two quarters
The management is of the opinion that the realizable value of this investment was at least equal to its stated cost at September 30, 2001.

Capital expenditure

No major capital expenditure was incurred during the six month ended September 30, 2001.

Trend information

The management focus during the fiscal 2002 will be on marketing its IRCheck.com web site and completing the "Biochex" prototype and then exploring strategic partners and investors for initiating commercial application of the "Biochex" products.
The company's ability to complete the above tasks will depend entirely on its ability to raise further funds. To this end, the Company is seeking acquisition and merger possibilities as well as other new potential financial partners.
The company continues its efforts to reduce its operating costs. The management estimates that its working capital requirement for the next six months will reduce to about $180,000 or $30,000 per month from the average of about $35,000 per month during the six months to September 30, 2001. If the current negotiations with the landlord are successful, it will further reduce the monthly costs to $22,000. The company hopes to pay for these costs from its revenue from operational services and liquidation of its receivable.

Forward Looking Statements

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's

Index

PART II OTHER INFORMATION

Item 1 Legal Proceedings
There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

Item 2 Changes in Securities
The following new securities were issued during the quarter ended September 30, 2001 -
  226,349 common shares were issued on September 6, 2001 to a US corporation in settlement of their fees for promotional services to be provided during the year ending August 15, 2002 under a management consulting agreement dated August 15, 2001. These shares are not registered under the Securities Act of 1933 and are restricted regarding transfer pursuant to the provisions of Rule 144 promulgated by the Securities and Exchange Commission.
  100,000 common shares were issued on September 19, 2001 to a Canadian corporation in settlement of their fee for production and distribution of promotional materials for one year

Item 3 Defaults Upon Senior Securities
None.

Item 4 Submission of Matters to a vote of Securities Holders
None - other than the matters included in the Notice of annual and special meeting of the shareholders held on October 30, 2001. The full text of this Notice may be found in Form 6-K filed on the EDGAR on October 10, 2001.

Item 5 Other Information
None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

/s/  Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

November 26, 2001